UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fleeting, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 20, 2018

Physical address of issuer
81 Prospect Street
#7015
Brooklyn, NY 11201

Website of issuer
https://www.fleetingpro.com/

Current number of employees
5

	Fiscal year-end (2019)	Prior fiscal year (2018)
Total Assets	$134,814	$29,867
Cash & Cash Equivalents	$69,374	- $51
Accounts Receivable	$59,118	$29,918
Short-term Debt	$23,768	$50,709
Long-term Debt	$175,000	$0
Revenues/Sales	$576,463	$41,866
Cost of Goods Sold	$423,642	$30,784
Taxes Paid	$0	$0
Net Income	$(234,378)	$(62,042)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/

5B1BDF595DC5433...

(Signature)

Pierre Laguerre

(Name)

Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/

5B1BDF595DC5433...

(Signature)

Pierre Laguerre

(Name)

Chairman, Founder & CEO

(Title)

May 19, 2020

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

May 19, 2020

Fleeting, Inc.



FORM C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Fleeting, Inc., a Delaware corporation (the "Company", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy and adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at https://www.fleetingpro.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations it he future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 19, 2020

THIS FORM DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Fleeting, Inc. is a Delaware corporation, incorporated on April 20, 2018.

The Company is located at 81 Prospect Street, $7015, Brooklyn, NY 11201.

The Company's website is https://www.fleetingpro.com/.

The Company conducts business in New York and New Jersey.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.
Company has only limited operations, assets and revenues. As a consequence, while the Company is beginning to develop its application (the **Application**"), it does not have sufficient revenues or financial results or history upon which prospective investors may base an assessment of its business and prospects. Company's operations are subject to all of the risks inherent in the establishment of a developing business in a highly competitive market.

The Company's limited operating history may make it difficult to evaluate its current business and future prospects. The Company will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new products.

The likelihood of its success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which it operates. If Company fails to successfully address these risks, its business, financial condition and results of operations would be materially harmed. Any investment in the Company should be considered a high-risk investment because the investor will be placing funds at risk in an unseasoned early stage company with unforeseen costs, expenses, competition and other problems to which such companies are often subject.

The Company's current operating model may require changes in order for it to scale its operations efficiently. Purchasers should consider the Company's business and prospects in light of the risks and difficulties it faces as an early-stage company. The Company is focused on developing its business and exploring opportunities for novel applications in the truck driving industry. No assurances can be given that the Company will generate sufficient revenue or obtain necessary financing to continue as a going concern.

The development and operation of the Application requires technology and intellectual property rights.
The ability of the Company to develop and operate the Application may depend on technology and intellectual property rights that the Company may license from unaffiliated third parties. If for any reason the Company were to fail to comply with its obligations under the applicable license agreement, or were unable to provide or were to fail to provide the technology and intellectual property that the Application requires, they would be unable to operate, which would have a material adverse effect on the Company's operations and financial conditions.

The Company may not successfully develop, market and launch any Application.
The Company views the development of the Application as a key commercial milestone. The Company remains in the preliminary stages of development of the Application, and the Application may never be developed.

In addition, the development of the Application will require significant capital funding, expertise of the Company's management and time and effort in order to be successful. The Company may have to make changes to the specifications of the Application for any number of reasons, or the Company may be unable to develop the Application in a way that realizes those specifications or any form of a functioning Application. The Application, if successfully developed and maintained, may not meet investor expectations at the time of purchase of securities.

Furthermore, despite good faith efforts to develop and complete the launch of the Application and subsequently to maintain the Application, it is still possible that the Application will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Application and the Company.

The Company may, but is not obligated to, use the proceeds of this Offering to make significant investments to develop a viable Application and subsequently to build a fulsome Application upon which stakeholders and users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Application and progress it to a successful launch. While the Company is seeking to competitively recruit experts, there may, from time to time, be a general scarcity of management, technical, scientific, research, marketing and personnel with appropriate training to develop and maintain the Application.

The Application may not be widely adopted and may have limited users.
It is possible that the Application, if developed, will not be used by a large number of users, or that there will be limited interest in the creation and development of the Application. Such a lack of use or interest could negatively impact the development of the Application, the value of the Company's shares and its financial position.

Alternative Applications may be established that compete with or are more widely used than the Application.
It is possible that alternative Applications could be established that utilize the same or a similar protocol that will underlie the Application or that will facilitate services that are materially similar to the Application's services. The Application may compete with these alternative Applications, which could negatively impact the Application and Company's shares.

Some market participants in the industry may oppose joining the Application.
Some participants in the industry may oppose joining the Application. The market participants who may oppose may include market participants with significantly greater resources, including financial resources and political influence, than the Company has. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in the need to have a material adverse effect on the Company's operations and financial conditions.

General economic conditions and recent events may affect the Company and its operations.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. These conditions have resulted in reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. The short and long-term impact of these events is uncertain but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Company are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the ability of the Company to dispose of or realize its assets or investments at favorable multiples and on the performance of the Company generally, and these or similar events may affect the ability of the Company to execute its investment strategies.

The Company may experience fluctuations in its quarterly results.
The Company could experience fluctuations in its quarterly operating results due to a number of factors, including the level of its expenses; variations in, the timing of, and the recognition of realized and unrealized gains or losses; the degree to which we encounter competition in our markets; and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Misconduct by employees of the Company or third-party service providers could cause significant losses to the Company.
Misconduct by employees of the Company or third-party service providers could cause significant losses to the Company. Losses could also result from actions by third-party service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and third-party service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Company's business prospects or future marketing activities. No assurances can be given that the due diligence performed by the Company or the shareholders will identify or prevent any such misconduct

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Unforeseen or Catastrophic Events and Related Economic and Market Conditions

Unforeseen or catastrophic events could impair Company's ability to operate.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, epidemic, or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair the Company's ability to manage its businesses and result in losses. The occurrence of such events in the United States and throughout the world, and the political or military response to any such events may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity. The occurrence of any of these events now or in the future could have a material adverse effect on the Company's business, financial condition or results of operations.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus

(COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Potential current worldwide financial crisis may lead to an extended worldwide economic recession that could have a material adverse effect on the Company's revenue and profitability.

The potential worldwide financial and credit crisis may reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The shortage of liquidity and credit combined with potential substantial losses in worldwide equity markets may lead to an extended economic recession. Disruptions, uncertainty or volatility in the financial markets may limit the Company's access to capital. The Company is materially affected by conditions in the global financial markets and economic conditions generally, both directly and through their impact on client activity levels. The Company's financial performance is highly dependent on the environment in which its business operates.

BUSINESS

Description of the Business

Fleeting, Inc. is a marketplace that brings together truck drivers and trucking companies. The company's model promotes autonomy for drivers while providing vetted, top tier talent to trucking companies. Fleeting, Inc. allows customers to maximize their fleet efficiency by streamlining the hiring and payment processes. The company's platform also provides drivers with flexibility and a higher quality of life.

Business Plan

The company currently operates in NJ & NY. In the next 12-months we will be expanding to Georgia, Texas, California, and the Midwest. Our two main types of clients are 'Super Users' (SU) and 'On-Demand Users' (ODU). We provide the SU's with daily drivers to support their driver management needs. ODU's are provided drivers when they experience driver callout's, driver vacation requests, and/or when they get excess work from their shipper partners. Customers can conveniently use our app to request drivers and drivers are able to use the app to search for work. In the coming year we will be adding to the capabilities and feature set to accommodate more types of drivers and provide more solutions for our customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Fleeting App	CDL Class A & B truck drivers to trucking companies for on-demand, scheduled, and temporary transportation needs.	The current market consists of truck drivers and third parties who seek truck drivers to complete shipment delivery. The company's market is currently in the states of New Jersey and New York.

Competition

Our services compete against similar fragmented staffing companies across the industry. Service quality, performance, and value are also important differentiating factors.

Customer Base

Our customer base consists of trucking companies (e.g. motor carriers), shippers, and food and beverage distributors.

Supply Chain

The company's platform provides a mode of communication between the drivers and customers of the Company.

Intellectual Property

The company does not own any intellectual property.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
N/A	N/A	N/A	N/A	N/A

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The company is not involved in any current litigation matters.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Pierre Laguerre	Chairman & Sole Director, Founder & CEO	CEO of Fleeting, Inc., and has been responsible for day to day operations of the company, fundraising initiatives, and driver and customer relations.	Completed a course for Transportation logistics supply chain at Wagner College.
Anil Jagarlamudi	CTO	Anil is responsible for product and engineering. He is responsible for creating a roadmap based on the business needs and the opportunities in the marketplace. He leads a team of product managers and engineers that deliver quality product on time. He helps with the strategy of the business and finds partner opportunities to build a rich eco-system for customers.	Anil holds Bachelor's degree in Electronics and Instrumentation from Birla Institute of Technology and Science in Pilani, India.
Paul Munguia	COO	COO of Fleeting, Inc., and has been responsible for overseeing driver onboarding, fundraising initiatives, customer acquisition, account management, day to day operations, KPIs, A/R and A/P, payroll and growth initiatives.	Bachelor's Degree in Finance from St. Edward's University in Austin, TX.
Christopher Hollinger	CFO	CFO of Fleeting, and has been a part of a number of global and domestic companies with a great deal of restructuring and CFO management experiences. He has extensive experience in financial analysis/reporting, expense management, budgeting, forecasting, client profitability, and competitor analysis.	Christopher holds a Bachelor's degree in Finance from the University of Alabama and an MBA from the Owen Graduate School of Management at Vanderbilt University.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Type of security	Common Stock
Amount outstanding/Face Value	8,000,000 outstanding of 10,000,000 authorized
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	90%
Breakdown	Pierre Laguerre will own 5,400,000 shares of common stock. Anil Jagarlamudi will own 1,500,000 shares of common stock. Paul Munguia will own 1,000,000 shares of common stock. Ryan McCaulsky will own 100,000 shares of common stock. Shares of the above common stock is subject to vesting terms.

The Company has issued the following outstanding Securities:

Type of security	Simple Agreement for Future Equity (SAFE) Valuation cap of $5,500,000; 20% Discount
Amount outstanding/Face Value	$245,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.64%

Type of security	Keep It Simple Security (KISS) Valuation Cap of $3,750,000; 20% Discount
Amount outstanding/Face Value	$175,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.67%

The Company has the following debt outstanding:

Type of debt	Loan Payable
Amount outstanding	$13,646.48
Interest Rate and Amortization Schedule	0%; 5-year term
Description of Collateral	Unsecured
Other Material Terms	N/A
Maturity Date	6/30/2023

Ownership
A majority of the Company is owned by Pierre Laguerre.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pierre Laguerre	5,400,000 Common shares subject to vesting. To date, 1,890,000 of Common shares have been vested.	Upon completion of vesting, Pierre will own 54%.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Fleeting, Inc. (the "**Company**") was incorporated on April 20, 2018 under the laws of the State of Delaware, and is headquartered in Brooklyn, NJ. The Fleeting App is for the current truck drivers looking to regain their quality of life. Drivers use the App to work for carriers all over the country who provide equipment required to complete a shipment delivery job. The Company hires drivers on demand to pick up shipments from third parties, eliminating the need for drivers and carriers to go back and forth with communication.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of May 18, 2020, the Company has $196,131.64 in aggregate cash and cash equivalents, leaving the Company with approximately 4 months of runway.

The Company does not currently have any outstanding convertible notes.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit B for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Simple Agreement for Future Equity (SAFE) and Keep It Simple Security (KISS)	$485,000	$485,000	The Company is using the proceeds to develop and market their product, and administrative and legal expenses.	10/1/2018	Reg D 506(c)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Pierre Laguerre made the above loan to Fleeting, Inc.

EXHIBIT B
Financials

Fleeting, Inc.

(a Delaware Corporation)

Unaudited Financial Statements
Period of April 20, 2018 (inception)
through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Fleeting, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 23, 2020

To: Board of Directors of Fleeting, Inc.
Attn: Pierre Laguerre, CEO

Re: 2018-2019 Financial Statement Review
Fleeting, Inc.

We have reviewed the accompanying financial statements of Fleeting, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of April 20, 2018 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

Fleeting, Inc.
Financial Statements
Balance Sheet
For the Fiscal Year Ended December 31, 2018 and December 31, 2019

Balance Sheet		
	2019	**2018**
ASSETS		
Current Assets		
Cash	$69,374	($51)
Accounts Receivables	59,118	29,918
Total Current Assets	*$128,492*	*$29,867*
Non-Current Assets		
Computers	$967	$0
Security Deposits	5,355	0
Total Non-Current Assets	*$6,322*	*$0*
TOTAL ASSETS	**$134,814**	**$29,867**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$75	$0
Acrrued Drivers' Liability	10,046	17,609
Loan Payable	13,646	33,100
Total Current Liabilities	*$23,768*	*$50,709*
Long Term Liabilities		
KISS Notes	175,000	0
Total Long Term Liabilities	*$175,000*	*$0*
Total Liabilities	$198,768	$50,709
Equity		
Capital Stock	$90	$90
Additional Paid-in Capital	226,110	41,110
Retained Earnings	(290,154)	(62,042)
Less Dividends	0	0
Total Equity	**($63,954)**	**($20,842)**
TOTAL LIABILITIES AND EQUITY	**$134,814**	**$29,867**

Fleeting, Inc.
Financial Statements
Income Statement
For the Period April 20, 2018 (inception) to December 31, 2019

Income Statement		
	2019	**2018**
Gross Revenues	**$576,463**	**$41,866**
Cost of Goods Sold	423,642	30,784
Net Revenues	**$152,821**	**$11,082**
Gross Margin	*26.5%*	*26.5%*
Operating Expenses		
Personnel Expenses	$151,383	$0
General and Administrative Expenses	80,315	18
Travel, Meals & Entertainment Expenses	39,079	2,524
Outside Contractors	38,600	2,500
Rent & Lease Expense	29,923	0
Bad Debt Expense	4,162	11,948
Technology	16,900	0
Office Supplies	10,603	125
Professional Services Fees	10,128	3,100
Marketing & Advertising Fees	5,999	3,010
Fundraising Expenses & Development Costs	0	30,000
Total Operating Expenses	**$387,092**	**$53,224**
Operating Income/(Loss)	**($234,271)**	**($42,142)**
Operating Margin	*-40.6%*	*-100.7%*
Other Income and Expenses		
Write-off of Unusable Software Development	0	19,900
Total Other Income and Expenses	**$0**	**$19,900**
Earnings before Taxes (EBITDA)	**($234,271)**	**($62,042)**
EBITDA Margin	*-40.6%*	*-148.2%*
Less Depreciation	107	0
Less Income Taxes Expenses	0	0
Net Income/(Losses)	**($234,378)**	**($62,042)**
Profit Margin	*-40.7%*	*-148.2%*

Fleeting, Inc.
Financial Statements
Statement of Cash Flow
For the Period April 20, 2018 (inception) December 31, 2019

Statement of Cash Flow		
	2019	**2018**
OPERATING ACTIVITIES		
Net Income	*($234,378)*	*($62,042)*
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	(29,200)	(29,918)
Accounts Payable (A/P)	75	0
Accrued Driver Expense	(7,563)	17,609
Loan Payable	(19,454)	33,100
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(56,142)	20,791
NET CASH PROVIDED BY OPERATING ACTIVITIES	**($290,520)**	**($41,251)**
INVESTING ACTIVITIES		
Computer Equipment	($967)	$0
Security Deposits	(5,355)	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	**($6,322)**	**$0**
FINANCING ACTIVITIES		
KISS Notes	$175,000	$0
Additional Paid-in Capital	$185,000	$41,110
Capital Stock	0	90
Retained Earnings Adjustment	6,267	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	**$366,267**	**$41,200**
Net cash increase for period	$69,424	($51)
Beginning Cash Balance	(51)	0
Cash at end of period	**$69,374**	**($51)**

Fleeting, Inc.
Financial Statements
Statement of Changes in Owner's Equity
For the Period April 20, 2018 (inception) December 31, 2019

Statement of Changes in Owners' Equity	
Beginning Balance at April 20, 2018	$0
Issuance of Capital Stock	90
Additional Paid-in Capital in Excess of Capital Stock	41,110
Net Income	(62,042)
Less Dividend Distributions	0
Shareholders' Capital at December 31, 2018	**($20,842)**
Beginning Balance at January 1, 2019	($20,842)
Issuance of Capital Stock	0
Additional Paid-in Capital in Excess of Capital Stock	185,000
Net Income	(234,378)
Retained Earnings Adjustment	6,267
Less Dividend Distributions	0
Shareholders' Capital at December 31, 2019	**($63,954)**

Fleeting, Inc.
Financial Statements
Disclosure in Notes to the Financial Statements
For the Period April 20, 2018 (inception) December 31, 2019

Notes to financial statements are generally essential to the complete understanding of the financial statements. The following list of disclosures are not intended to be all-inclusive.

Summary of Footnotes

1. **Business**
   Fleeting, Inc. was incorporated on April 20, 2018 in the State of Delaware and is headquartered in New Jersey. Fleeting is a marketplace that connects CDL A & B truck drivers with trucking companies. Drivers are able to accept contract work on the platform, keeping the trucks of our customers moving.

2. **Summary of Significant Accounting Policies**

Use of Estimates
The Financial Statements contained in this report have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these statements requires us to make estimates and assumptions that directly affect the amounts reported in such statements and accompanying notes. We evaluate these estimates on an ongoing basis utilizing historical experience, consulting with experts and using other methods we consider reasonable in the particular circumstances. Nevertheless, our actual results may differ significantly from our estimates.

We believe certain accounting policies and estimates are of more significance in our financial statement preparation process than others. We believe the most critical accounting policies and estimates include the economic useful lives and salvage values of our assets and provisions for uncollectible accounts receivable. To the extent that actual, final outcomes are different from our estimates, or that additional facts and circumstances cause us to revise our estimates, our earnings during that accounting period will be affected.

Cash and Cash Equivalents
Cash in excess of current operating requirements would be invested in short-term, highly liquid investments. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Bad Debt Expense
Receivables are recorded at amounts billed to customers when drivers have been sent and completed their assignments. Once receivables are deemed to be uncollectable, they are written off as bad debt expense.

Property and Equipment
Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of 5 for computers, 5 to 7 years for software development, 3 to 10 years for furniture and office equipment.

We continually evaluate the carrying value of our assets for events or changes in circumstances that indicate the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Revenue Recognition
 We record revenues on the gross basis at amounts charged to our customers because we control and are primarily responsible for the fulfillment of promised services. Accordingly, we serve as a principal in the transaction. We invoice our customers.

Our revenue is earned through the service offerings of truck drivers who are able to travel both locally and nationally. Truckload – Fleeting's business includes full-load, dry-van freight that is typically transported utilizing client-owned or client-controlled equipment. This freight is typically transported over roads and highways and does not move by rail.

We recognize revenue from customer contracts based on relative transit time in each reporting period and as other performance obligations are provided, with related expenses recognized as incurred. Accordingly, a portion of the total revenue that will be billed to the customer is recognized in each reporting period based on the time our temporary drivers perform their assignments until each assignment is completed.

Share-based Compensation
 We have a share-based compensation plan covering certain employees, including officers and directors. We account for share-based compensation utilizing the fair value recognition provisions of current accounting standards for share-based payments. We currently utilize restricted share units and performance share units, and in the past have also utilized non-statutory stock options. Issuances of our stock upon restricted share unit and performance share unit vesting or share option exercise are made from treasury stock. Our restricted share unit and performance share unit awards may include both graded-vesting and cliff-vesting awards and therefore vest in increments during the requisite service period or at the end of the requisite service period, as appropriate for each type of vesting. We recognize compensation expense on a straight-line basis over the requisite service periods within each award. The benefit for the forfeiture of an award is recorded in the period in which it occurs.

 Goodwill and Other Intangible Assets
 Intangible assets with indefinite lives are not amortized. Intangible assets with finite lives are amortized on the straight-line method over the estimated useful lives of 5 to 10 years.

Recent Accounting Pronouncements
In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard is effective for us on January 1, 2020, but early adoption is permitted. ASU 2018-15 can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The adoption of the new guidance is not expected to have a material impact on our financial statements.

Accounting Pronouncements Adopted in 2018

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes virtually all existing revenue recognition guidance. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. We adopted ASU 2014-09 in the first quarter 2018, using the modified retrospective transition approach, which did not have a material impact on how we recognize revenue or to our financial statements or disclosures.

3. **Financing Arrangements**

Outstanding borrowings, net of unamortized discount and unamortized debt issuance cost is $13,646 loan payable to a related party. The loan payable is interest free with a 5 year term.

The Company issued $175,000 in KISS notes during 2019 with a valuation cap of $3,750,000 and 20% discount.

4. **Capital Stock and Additional Paid in Capital**

We have one class of capital stock. We had 10,000,000 shares of capital stock authorized with a par value of $0.00001 per share. There were 9,000,000 shares of capital stock outstanding at December 31, 2018. Holders of shares of capital stock are entitled to receive dividends, when and if, declared by the Board of Directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. During calendar year 2018, there were no dividends issued.

Simple Agreements for Future Equity ("SAFEs")

The Company sold units of SAFEs for an aggregate value of $185,000 in 2019 and for an aggregate value of $41,110 in 2018. On the initial closing of an equity financing before the termination of the SAFE, it will automatically convert into the number of shares of the SAFE Preferred Stock equal to the purchase amount divided by the conversion price.

Upon conversion, the Company will issue to the investor a number of shares of SAFE Preferred Stock. The number issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $5,500,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the capital stock is sold times 80%) whichever generates the highest number of equities (the "Conversion Price").

5. **Share-based Compensation**

We maintain a Management Incentive Plan (the "Plan") that provides various share-based financial methods to compensate our key employees with shares of our capital stock or capital stock equivalents. Under the Plan, as amended, we may, from time to time, utilize restricted share units, performance share units, restricted shares, and non-statutory stock options to compensate our employees and directors.

Our restricted share units have various vesting schedules generally ranging from 3 to 10 years when awarded. These restricted share units do not contain rights to vote or receive dividends until the vesting date. Unvested restricted share units are forfeited if the employee terminates for any reason other than death, disability, or special circumstances as determined by the Compensation Committee. Restricted share units are valued based on the fair value of the award on the grant date, adjusted for dividend estimates based on grant date dividend rates.

Our performance share units vest based on the passage of time (generally 3 to 10 years) and achievement of performance criteria. Performance share units do not contain rights to vote or receive dividends until the vesting date. Unvested performance share units are forfeited if the employee terminates for any reason other than death, disability, or special circumstances as determined by the Compensation Committee. Performance shares are valued based on the fair value of the award on the grant date, adjusted for dividend estimates based on grant date dividend rates.

An employee is allowed to surrender shares of capital stock received upon vesting to satisfy tax withholding obligations incident to the vesting of restricted share units and performance share units.

We account for our restricted share units, performance share units, and stock options in accordance with current accounting standards for share-based payments. These standards require that the cost of all share-based payments to employees, including grants of employee stock options, be recognized in our Financial Statements based on the grant date fair value of those awards. This cost is recognized over the period for which an employee is required to provide service in exchange for the award, subject to the attainment of performance metrics established for performance share units. Share-based compensation expense would be recorded in salaries, wages, and employee benefits in our Statement of Income, along with other compensation expenses to employees.

6.   Commitments and Contingencies

As of December 31, 2019, we had approximately $0 of obligations remaining under operating lease arrangements related primarily to office and support facilities. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2019, are approximately $0, with payment streams as follows (in millions): 2019 - $0; 2020 - $0; 2021 - $0; 2022 - $0; and thereafter - $0.

Total rent expense was $29,923 in 2019. At December 31, 2019, we had outstanding commitments of approximately $6,513. During 2018, we entered into a loan payable which has $13,646 outstanding as of December 31, 2018.

7. Goodwill and Other Intangible Assets

We recorded no intangible assets during 2018 or 2019. However, the company did incur $19,900 in expenses for software development during 2019in which the company would have placed on the balance sheet as an intangible asset. However, the company incurred an impairment loss that has been recorded as a write-off of unusable software development during the year ended December 31, 2018.

8. Going Concern

These financial statements are prepared on a going concern basis. The Company began operation in

2019 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 9), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. Subsequent Events

a) Since year-end 2019, the company raised a total of $350,000 in SAFE securities with a 20% conversion discount.

b) The Company won the Grand Prize at Harvard's Black New Venture Competition. This $50,000 prize was awarded by two of the top venture capital firms in the country, General Catalyst & Khosla Ventures.

c) The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of units of Crowd SAFE. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a commission fee of 6% cash and 2% of the securities issued in this offering.